NVCN CORPORATION
1800 Wooddale Drive, Suite 208
Woodbury MN 55125
 (612) 750-5855

February 14, 2012

Securities and Exchange Commission
Attn: Mr. Jeffrey Jaramillo, Accounting Branch Chief
Division of Corporation Finance
Washington, D.C. 20549-4628

Re:     NVCN Corporation
Amended Annual Report on Form 10-K
Filed February 14, 2012
File No. 0-13187

Dear Mr. Jaramillo:

As a consequence of your comment letter dated February 3, 2012, we have now revised and filed an amended Annual Report covering the fiscal year ending May 31, 2011, and a marked up copy of the revised opinion of the independent accounting firm for such report is enclosed, with the revisions in an underlined and bold italic font.

In preparing and filing the amended annual report, we have been guided by your comments, specifically your request that the opinion of the independent accounting firm be revised as stated in your correspondence.

Acknowledgements

We acknowledge that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to clearing comments on your review of this second amended Preliminary Information Statement, and working with you to satisfy your concerns.

You may contact me directly at (612) 750-5855 with any questions or (612) 485-7055 to fax me copies of any correspondence.

Sincerely,
/s/ Gary Borglund
Name Gary Borglund
Title President

GB/ft
Encl.

JOHNSON & MATTSON, PA.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
NVCN Corporation
Woodbury, Minnesota

We have audited the accompanying balance sheet of NVCN Corporation as of May 31, 2011 and  May 31, 2010, and the related statements of operations, shareholders’ deficit and cash flows for the years ended May 31, 2011 and 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over its financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NVCN Corporation as of May 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company’s recurring losses, negative cash flow from operations and net working capital deficiency raise substantial doubt about its ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 2.  The May 31, 2011 and 2010 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Johnson & Mattson, PA.
Johnson, Mattson, &Co.
Buffalo, MN
August 29, 2011